Exhibit 99.1

Bridgeport Ventures Inc. Commences Drill Program for Gold at Hot Pot, Nevada

Toronto, Ontario – May 3, 2011–Bridgeport Ventures Inc. (TSX: BPV) (“Bridgeport” or “the Company”) reports that a 2000m drill program has commenced at the Company’s 100% owned and operated Hot Pot property, located approximately 35km northwest of Battle Mountain, Nevada.

Drilling on the Hot Pot property is testing for a buried, bulk tonnage, Carlin-style, sediment-hosted gold deposit located on the northern end of the prolific Battle Mountain-Eureka trend and south of the Getchell-Turquoise Ridge trend. Gold deposits in the surrounding trends include the Lone Tree Complex (over 5 million ounces of gold) to the south and the Turquoise Ridge-Getchell Deposits (over 10 million ounces of gold) to the north. The Battle Mountain-Eureka Trend extends for over 100km and hosts numerous large tonnages and bulk minable gold deposits with grades of 1 to 3 grams per ton gold. Unlike the deposits to the north and south of the Company’s property, Hot Pot has no outcropping rocks at surface.

The property is comprised of 36 claims totaling 259 hectares (640 acres). A regional location and property map is available on the Company’s website: www.bridgeportventures.net.

Historical exploration completed by BHP in the 1990s on the property identified gold, silver, and arsenic anomalies in the soil coincident with a regional gravity anomaly. Subsequently, two drillholes were completed along the southern property boundary by Santa Fe during the 1990s.Both drillholes intersected approximately 150 meters of alluvium followed by 80 to 130 metres of the sediments known to host the Lone Tree and Marigold Deposits to the south. For a more detailed description of the property, the historical results, and Bridgeport’s geological compilation, please visit the Hot Pot description on our website at http://www.bridgeportventures.net/nevada/hot-pot-nevada.

“We are excited to commence drilling on our Hot Pot property,” states Shastri Ramnath, President and CEO. “Hot Pot is surrounded by world class deposits and we hope that our aggressive exploration program will quickly identify any unexposed, Carlin-type gold mineralization occurring on our property.”

Bridgeport’s reverse circulation drill program commenced on April 30th, 2011 and is expected to continue for approximately two months at Hot Pot. The program will be carried out by Bridgeport geologists under the supervision of Matthew D. Gray, Ph.D., C.P.G. #10688, the Qualified Person for Bridgeport under National Instrument 43-101.

Potential quantity and grade is conceptual in nature. There has been insufficient exploration to define a mineral resource on the Hot Pot property. It is uncertain if further exploration will result in a target being delineated as a mineral resource.

About Bridgeport Ventures

Bridgeport Ventures Inc. (TSX: BPV) is a Canadian mineral exploration company with operations in the Americas. Its strong technical team with local experience has a solid record of discovery and a proven history of mining success. Additional information on Bridgeport can be found at: www.bridgeportventures.net.

Certain information set forth in this news release may contain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the control of Bridgeport, including, but not limited to, the impact of general economic conditions, industry conditions, volatility of commodity prices, risks associated with the uncertainty of exploration results and estimates, currency fluctuations, depending upon regulatory approvals, the uncertainty of obtaining additional financing and exploration risk. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.

For further information please contact:
Ms. Shastri Ramnath
President and CEO
Tel. (416) 350-2173

Mr. Michael Joyner
Investor Relations
Tel. (416) 722-4925

investorrelations@bridgeportventures.net
www.bridgeportventures.net